Mail Stop 4561
Via Fax (5411) 5352 8049

May 28, 2009

Hernán Kazah
Executive VP and Chief Financial Officer
MercadoLibre, Inc.
Tronador 4890, 8th Floor
Buenos Aires, C1430DNN, Argentina

      Re: **MercadoLibre, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed February 27, 2009
                Forms 8-K filed on February 24, 2009 and May 6, 2009
                File No. 001-33647

Dear Mr. Kazah:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 60

1.   You disclose that the company is exposed to several market risks but you do not appear to have provided the quantitative disclosure required by Item 305(a) of Regulation S-K for these risks, other than the sensitivity analysis for interest rate risk. Please advise.

Item 9A. Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 62

2.   We note your disclosure that "[e]xcept as described above," there were no changes in your internal controls over financial reporting. In your response letter, please confirm, if correct, that there *were* changes in your internal control over financial reporting that occurred during your fourth quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting; or advise. In addition, in future filings please avoid qualifying your disclosure in this manner, and instead provide an unqualified statement as to whether or not there were changes in your internal control over financial reporting that occurred during the most recent quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. We note in this regard that your Form 10-Q for the quarter ended March 31, 2009, states in an unqualified manner that there were no changes in internal control over financial reporting during the quarter.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 14 (Incorporated by Reference to Definitive Proxy Statement Filed April 29, 2009)

3.   You state that the annual incentive bonuses and the 2008 Long-Term Retention Bonus Plan amounts for the named executive officers were, in part, based on the attainment of certain individual goals. Please expand your disclosure to provide additional detail regarding the individual performance objectives used to determine bonus awards for each of your named executive officers, to the extent such information is material to an understanding of your compensation policies and decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules

Exhibits, page 66

4.   Please tell us why you have not filed the 2008 Long Term Retention Plan as an exhibit to your Form 10-K pursuant to Item 601(b)(10)(iii) of Regulation S-K.

Note 2. Summary of Significant Accounting Polices

Transfer of Financial Assets, page F-13

5.   We note that during fiscal 2008 the Company sold its funds receivable to financial institutions and accounted for these transactions as "true sales" in accordance with SFAS 140. Please tell us the amount of gains or losses on such sales, if any, for each period presented, including your most recent interim period ended March 31, 2009. If material, tell us how you considered disclosing such amounts pursuant to paragraph 17(h)(2) of SFAS 140. Also, tell us how you considered providing the disclosures required by paragraph 17(h)(4) of SFAS 140.

Revenue Recognition, page F-15

6.   We note your disclosure on page 40 where you state that the financial charge for transactions where you finance extended payment terms internally is recognized over the life of the installment financing. Please describe the nature and length of extended payment terms offered to your customers in further detail. Additionally, tell us how these payment terms impact the Company's assessment of the timing of revenue recognition (i.e. whether collection reasonably assured) and how you considered disclosing such information pursuant to Question 1 of SAB Topic 13.B. In this regard, we also note that the allowance for doubtful accounts was 69% and 67% of gross receivables for fiscal 2008 and 2007, respectively.

Income and Asset Taxes, page F-17

7.   We note that your Argentine subsidiary is a beneficiary of a 60% relief of total income taxes for ten years. Tell us the aggregate dollar per share effect on earnings for all periods presented and, if material, how you considered disclosing this information pursuant to SAB Topic 11C. Additionally, tell us how you considered specifying the termination date of this tax holiday.

Note 6. Business Combinations, Goodwill and Intangible Assets

a) Classified Media Group, Inc., page F-26

8.   Please provide us with an analysis of how you determined that the acquired trademarks from your acquisition of Classified Media Group, Inc. have an indefinite useful life. In your response, please tell us why you believe that no legal, regulatory, contractual, competitive, economic, expected use or other factors could limit the useful life of these intangible assets pursuant to paragraph 11 of SFAS 142.

b) DeRemate Operations, page F-28

9.   We note on page F-28 that the Company acquired certain URLs, domain names,
        trademarks, databases and intellectual property rights that are used or useful in
        connection with the online platforms of the acquired entities. However, based on
        your disclosures on page F-30, it appears that you only assigned value to customer
        lists and non-compete agreements. Tell us how you considered assigning value to
        the other acquired identifiable intangible assets pursuant to paragraph 39 of SFAS
        141. In this regard, we note that trademarks, internet domain names, databases,
        and patented or unpatented technology are examples of intangible assets that meet
        the criteria for recognition as an asset apart from goodwill pursuant to paragraph
        A14 of SFAS 141.

Note 17. Long Term Retention Plan, page F-50

10.   Your disclosures indicate that you issued shares under your long-term retention
        plan. Tell us how you considered the disclosure requirements of paragraph
        A240(f) of SFAS 123(R), as you do not appear to disclose such information in
        either Note 13 or Note 17.

Forms 8-K filed on February 24, 2009 and May 6, 2009

11.   We note your disclosure of non-GAAP EBITDA. Please tell us how you
        considered Questions 14 and 15 of our Frequently Asked Questions Regarding the
        Use of Non-GAAP Financial Measures. In this regard, we note that your
        EBITDA measure is calculated differently than that described as EBITDA in SEC
        Release No. 33-8176. We also note that you have reconciled this measure to
        income from operations rather than net income.

12.   Please explain why there was no income tax adjustment for compensation costs
        related to acquisitions recorded in fiscal 2008.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Katherine Wray, Staff Attorney, at (202) 551-3483. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief